Hanryu Holdings, Inc.
160, Yeouiseo-ro
Yeongdeungpo-gu, Seoul
Republic of Korea 07231

December 28, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F. Street, N.W.
Mail Stop 6010/3561
Washington, DC 20549

Attention:	Melissa Kindelan, Senior Staff Accountant Kathleen Collins, Accounting Branch Chief Larry Spirgel, Office Chief Edwin Kim, Staff Attorney

Re:	Hanryu Holdings, Inc.

Amendment No. 4 to Draft Registration Statement on Form S-1 Submitted

December 6, 2022

CIK No. 0001911545

Dear Mr. Kim:

Hanryu Holdings, Inc. (the “Company”) confirms receipt of the letter dated December 22, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding to the Staff’s comments as set forth below. The Staff’s comments are set forth below, followed by the Company’s response in bold:

Amendment No. 5 to Draft Registration Statement on Form S-1 (the “Registration Statement”)

General

1.	Please tell us whether you expect to repurchase Fantoo Points (“FP”) from users after issuance. If so, describe the terms of such repurchases and explain what happens if FP is not redeemed by a user after a prolonged period of time.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that there are currently no terms which contemplate any repurchases of FP and the Company does not intend to repurchase FP from users after issuance now or in the future. Additionally, the Company advises the Staff that FP does not expire, and that FP will accumulate in a user’s account when it is not redeemed. However, if a user deactivates user’s account, such user will forfeit any accumulated FP, and such forfeited FP will be moved to the Company’s reserve account for redistribution. The Company has included disclosure on pages 5, 58, 81 of the Registration Statement to clarify the aforementioned.

Chang-Hyuk Kang

Hanryu Holdings, Inc.

December 28, 2022

2.	Explain to us how the KDC Foundation expects to generate sales that may result in payments to the company under the Business Transfer Agreement dated June 22, 2022.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that based on discussions the Company had with KDC Foundation, the Company understands that the KDC Foundation was planning to connect KDC, FandomChain, and the Kingdom Wallet to mobile games they are developing and monetize those games, but that the Company does not know further details and does not have ongoing discussions with KDC Foundation regarding their business or otherwise. The Company has added disclosures throughout the Registration Statement clarifying as such. Further, as disclosed in the Registration Statement, the Company does not have any affiliation with KDC Foundation. Additionally, and for the avoidance of doubt, the Company advises the Staff that, as disclosed throughout the Registration Statement, due to current cryptocurrency-related market conditions, the Company does not anticipate generating any revenue from the revenue sharing provision of the Business Transfer Agreement.

3.	Please explain to us what the principal business of Seoul Marina Co., Ltd. is, which we understand from prior filings is a minority-owned subsidiary of Marine Island Co., Ltd., a wholly-owned subsidiary of the company that holds the rights to possess and manage the Seoul Marina.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that it is our understanding that the principal business of Seoul Marina Co., Ltd (“SMC”) was to operate facilities such as convention centers, restaurants, and a yacht marina with high demand for water-based recreational activities near Han River side in South Korea. The Company only has knowledge about SMC’s original business. The Company would like to correct the statement from the Staff that “SMC is a minority-owned subsidiary of Marine Island Co., Ltd.”. As disclosed on page F-57 of the Registration Statement, on October 3, 2021, the Company consummated the Marine Island Acquisition, pursuant to that certain Receivables and Right Management Contract, dated June 30, 2021, between Hanryu Bank Co., Ltd. (“HBC”), and Sewang Co., Ltd. (“Sewang”), and that certain Share Assignment Agreement, dated October 3, 2021, between HBC and Sewang, pursuant to which HBC acquired, among others: (i) all the issued and outstanding common shares of Marine Island Co., Ltd. (“Marine Island”), including Marine Island’s construction lien against SMC arising from debt obligations assigned to Marine Island from Sewang in the amount of approximately $6.0 million, giving Marine Island the right to use and occupy SMC until the lien is repaid; and (ii) 9,777 common shares of SMC, constituting 24.53% investment stake in SMC.

Chang-Hyuk Kang

Hanryu Holdings, Inc.

December 28, 2022

4.	Please provide more detail on the $729,963 received from the sale of investments as disclosed on pages 68 and F-5. Advise us how this impacts your analysis of the company’s status as an “investment company” as that term is defined under the Investment Company Act of 1940, as amended, that you provided in your response letter dated October 28, 2022.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that the $729,963 received was from the sale of Midas Bonds (bonds with warrants), and the Company has updated the disclosure on pages 68, F-23, and F-61 of the Registration Statement clarifying as such. The Company does not believe its analysis of the Company’s status as an “investment company”, as that term is defined under the Investment Company Act of 1940, as amended, is impacted by the sale of the Midas Bonds; that is, most notably, neither the Company nor any of its subsidiaries are in the business of investing, reinvesting or trading in securities, and the sale of the Midas Bonds resulted in a decrease of investment securities held by the Company. The Company further advises the Staff that Midas AI Co., Ltd changed its company name to Setopia Co., Ltd., and the Company has reflected that name change throughout the Registration Statement.

Prospectus Summary

Financial, page 4

5.	Please revise, here and throughout the prospectus, to update your statement regarding revenue from the FANTOO platform and recurring losses to reflect the amounts included in your financial statement for the most recent period presented, which is currently September 30, 2022.

RESPONSE: In response to the Staff’s comment, the Company has updated relevant disclosures throughout the prospectus to reflect amounts included in the Company’s financial statements at September 30, 2022 with respect to statements regarding revenue from the FANTOO platform and recurring losses.

FANTOO Platform, page 5

6.	We note from your revised disclosure in response to prior comment 2 that no FP have been issued to date since no advertising revenue has been generated on the FANTOO platform. However, it appears that you generated advertising revenue through the pilot campaign during the nine months ended September 30, 2022. Please explain these apparent inconsistencies or revise as necessary. To the extent advertising revenue was generated but no FP were issued, explain that further. Also, revise your disclosures throughout the prospectus where you state that no advertising revenue has been generated to date, or explain why such statements are still appropriate.

RESPONSE: In response to the Staff’s comment, the Company advises the staff that advertising revenue may be generated in various ways not pursuant to the FANTOO platform, such as the advertising revenue generated from the pilot campaign, and advertising revenue generated through other Company entities such as Hanryu Times and K-Commerce. For the avoidance of doubt, the issuance of FP from advertising revenue is limited to advertising revenue generated in the FANTOO platform, and no FP will be issued pursuant to advertising revenue generated outside the FANTOO platform. The Company has revised disclosures on pages 5, 58, and 81 of the Registration Statement to clarify as such. For additional clarity, the Company will now, throughout the remainder of this letter and in the Registration Statement, refer to the pilot campaign as marketing services provided to the South Korean company, which services are to be distinguished from advertising revenue that may be generated within the FANTOO platform.

Chang-Hyuk Kang

Hanryu Holdings, Inc.

December 28, 2022

FP and Divestiture of Kingdom Coin (“KDC”), page 5

7.	Please incorporate your response to prior comment 7 that you do not anticipate generating any revenue from the revenue sharing provision of the Business Transfer Agreement in your summary section and/or your management’s discussion and analysis section.

RESPONSE: In response to the Staff’s comment, the Company has updated the disclosures on pages 6, 59, 82, F-31, and F-69 of the Registration Statement to incorporate the Company’s response to prior comment 7 to clarify that the Company does not anticipate generating any revenue from the revenue sharing provision of the Business Transfer Agreement.

Capitalization, page 53

8.	Please revise to reflect this information as well as the dilution information as of the date of most recent financial statements included in the filing.

RESPONSE: In response to the Staff’s comment, the Company advises the staff that the capitalization information on page 53 of the Registration Statement has been revised to reflect the capitalization and dilution information as of September 30, 2022. The Company will finalize the capitalization and dilution information once the Company finalizes the offering price and amount.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

9.	Please revise to discuss the pilot campaign with the South Korean partner, including the nature of the arrangement and the services provided to date and those that still need to provided, if any. Also, explain the nature of the revenue earned from this program during the nine months ended September 30, 2022.

RESPONSE: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 62 of the Registration Statement to further detail the marketing services provided to the South Korean company, including details regarding the nature of the arrangement and services provided to date. The revised disclosure also discusses the nature of the revenue earned from this program during the nine months ended September 30, 2022.

Key Performance Indicators, page 59

10.	Please revise to include the user acquisition cost for the nine months ended September 30, 2022.

RESPONSE: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 59 of the Registration Statement to reflect the user acquisition cost for the nine months ended September 30, 2022.

Components of Results of Operations Revenue,

11.	Tell us whether revenue generated from the pilot campaign with the South Korean company relates to any of the revenue streams discussed here. If so, include a discussion of such campaign within such revenue stream disclosures or revise to include a separate discussion of revenue related to the pilot program. Also, revise to discuss the nature of the revenue generated from the K-Commerce website.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that the Company has updated the relevant disclosure on page 60 of the Registration Statement to clarify that marketing services, such as the services provided by the Company under the pilot campaign, is an expected source of revenue for the Company. The Company has also revised the relevant disclosure on page 60 of the Registration Statement to reflect that the nature of the revenue generated from the K-Commerce website is sales of products.

Chang-Hyuk Kang

Hanryu Holdings, Inc.

December 28, 2022

Liquidity and Going Concern, page 66

12.	You state that since the period ended September 30, 2022, you generated approximately $1.1 million from the exercise of warrants and $800,000 from a pilot campaign. However, it appears from your disclosures on page 69 that certain of these events occurred prior to September 30, 2022. Please explain or revise to ensure your disclosures are consistent throughout. To the extent the $800,000 was not received as of September 30, 2022, please indicate where it is reflected on the balance sheet as of September 30, 2022 and the date the cash was subsequently received.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that the $800,000 in exchange for marketing services was not received as of September 30, 2022, and was accounted for as a receivable at September 30, 2022. The Company subsequently received payment for the marketing services in two separate payments on November 15, 2022 and December 7, 2022. The disclosure on page 67 of the Registration Statement has been updated to clarify as such. The Company further advises the Staff that Midas AI Co., Ltd changed its company name to Setopia Co., Ltd., and the Company has reflected that name change throughout the Registration Statement.

Relaxed Ongoing Reporting Requirements, page 73

13.	Please revise your disclosures to note that you would cease to be an emerging growth company as of December 31st if the market value of your common stock held by non- affiliates exceeds $700 million as of the prior June 30.

RESPONSE: In response to the Staff’s comment, the Company has revised the relevant disclosures throughout the Registration Statement to note that the Company would cease to be an emerging growth company as of December 31st if the market value of the Company’s common stock held by non-affiliates exceeds $700 million as of the prior June 30.

Chang-Hyuk Kang

Hanryu Holdings, Inc.

December 28, 2022

Condensed Consolidated Statements of Operations, page F-3

14.	We note cost of goods sold, (also referred to as cost of revenue) for the nine months ended September 30, 2022, is less than the amount previously disclosed for the six months ended June 30, 2022. Please explain why and revise your disclosures, as necessary. Also, tell us the amount and type of costs included in cost of revenue related to the pilot campaign. Lastly, revise to use a consistent title for these costs in your financial statements and throughout the prospectus.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that the cost of revenue for the 9 months ended September 30, 2022 is the same as the cost of revenue for the 6 months ended June 30, 2022 in KRW, and the discrepancy was due to changes in foreign exchange rates. The applied foreign exchange rate for the nine months ended September 30, 2022 and the six months ended June 30, 2022 was KRW:USD 1,268.90:1 and KRW:USD 1,232.94:1, respectively. The Company further advises the Staff that the reason that the cost of revenue is equal for those two periods is because cost of revenue is derived from the K-Commerce subsidiary, which is going through restructuring and has not produced any sales since June. There was no recorded cost of revenue related to the marketing services. The costs related to the marketing services provided were recorded in operating costs and expenses in the amount of $414,769. We have revised our disclosures to use a consistent title (“cost of revenue”) throughout the prospectus.

Notes to Condensed Consolidated Financial Statements

Note 2 - Significant Accounting Policies

Revenue Recognition, page F-11

15.	Please describe to us, in detail, the pilot campaign with the South Korean company and ensure you address the following:

●	the specific nature of the services to be provided;

●	the promises and performance obligations;

●	all of the pertinent terms, such as the period of performance and pricing;

●	how you accounted for this arrangement; and

●	how revenue was earned in the current period.

Also, revise your disclosures here to address this arrangement and the related accounting.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that, as part of the pilot campaign for marketing services, for a flat rate of 1,000,000,000 Korean Won, the Company marketed the South Korean company’s products by producing flyers, administering giveaways, producing videos, hosting and promoting events, and distributing materials for the South Korean company. The contract governing the marketing services became effective on September 1, 2022, and expired September 30, 2022. Pursuant to the contract governing the marketing services, the Company agreed to produce PR materials, produce video content, promote events, and provide reports analyzing the results of services provided in exchange for the agreed upon consideration of 1,000,000,000 Korean Won. The contract contains customary provisions regarding assignment, termination, renewal, and governing law.

The Company advises the Staff that earned revenue was recorded as a receivable for the period ending September 30, 2022, and the Company received payment in full in cash paid on November 15, 2022 and December 7, 2022. The Company has revised the relevant disclosure on page 62 of the Registration Statement to provide this level of detail in response to the Staff’s comment.

Chang-Hyuk Kang

Hanryu Holdings, Inc.

December 28, 2022

Note 8 - Investments, page F-23

16.	We note your response and revised disclosures to prior comment 19. Please further revise to clarify that the consideration received was cash totaling $729,963 and a non-trade receivable for $846,205, and remove your references to “total cash consideration of $1,576,168” throughout. Similar revisions should be made on page F-61. Further, revise Note 13 to include the portion of the bond sale in which the non-trade receivable was received as consideration.

RESPONSE: In response to the Staff’s comment, the Company has made each of the requested changes throughout the Registration Statement.

Notes to Consolidated Financial Statements

Note 2 - Significant Accounting Policies, page F-47

17.	Revise to include your accounting policy for costs of goods sold and include a description of the nature of such costs. Similar revisions should be made to the footnotes to your interim financial statements.

RESPONSE: In response to the Staff’s comment, the Company has revised relevant disclosures on pages F-13 and F-50 of the Registration Statement.

Revenue Recognition, page F-49

18.	We note your response to prior comment 13, however, it is still unclear how you control the goods and services you sell under your contracts with the “partners” referenced in your disclosure. Please explain who these partners are and whether they are third parties in the arrangements with your customers. To the extent they are involved in providing goods or services to your customers, tell us how you determined whether the nature of your promise is a performance obligation to provide the specified good or service or to arrange for those goods or services to be provided by the third party. Refer to ASC 606-10-55-36. Further, if the performance obligation is to provide the specified good or service, tell us how you determined you have the ability to control, (i.e. the ability to direct the use of and obtain substantially all of the remaining benefits from), the good or service before it is transferred to the customer. Refer to 606-10-55-36A and 606-10-25-25.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that the “partners” described in the Registration Statement are third party vendors not related to the Company.

The Company further advises the Staff that the Company believes that, pursuant to ASC 606-10-55-36A, the nature of the Company’s promise is a performance obligation to provide the specified goods. The Company’s analysis is below, which includes the Company’s reasons for determining that the Company has the ability to control such goods before they are transferred to customers.

Chang-Hyuk Kang

Hanryu Holdings, Inc.

December 28, 2022

ASC 606-10-55-36A Analysis

Criterion A: “The entity is primarily responsible for fulfilling the promise to provide the specified good or service.”

From the customer’s perspective, the Company is the party that is responsible for fulfilling the promise to deliver the related merchandise. The Company does not identify the third party vendor from which it obtained the merchandise in product revenue transactions. Additionally, the Company-branded packaging is used to ship the merchandise. A customer also would contact Company’s customer service department to the extent that there are issues with the merchandise or if the customer wants to initiate a return.

Criterion B: “The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer.”

The Company has inventory risk prior to a customer order, and it has “back-end” inventory risk upon product returns as the Company offers a general right of return. The Company has no contractual or implicit right to return merchandise to the original vendor following customer returns of that merchandise. The Company has a low overall recovery rate on returned merchandise, which demonstrates that it has substantive economic risk of loss upon product returns.

Criterion C: “The entity has discretion in establishing the price for the specified goods or services.”

The Company establishes the selling price of merchandise inventory in product revenue transactions.

As such, pursuant to the above analysis, the Company believes that the Company is the principal that is primarily responsible for satisfying the performance obligation of delivering goods to customers because the Company has general inventory risk upon product returns, the Company has physical loss inventory risk while inventory is in-transit, and the Company establishes pricing. Therefore, the Company concluded that it controls the merchandise inventory before it is transferred to the customer and should record revenue from those transactions on a gross basis in its consolidated statements of operations.

Note - 9 Investments, page F-61

19.	We note your response to prior comment 20. Please tell us whether the right to receive payment from SMC is a debt security or another asset. If it is a debt security, tell us whether it is classified as trading, available-for-sale, or held to maturity, how your accounting and subsequent measurement is consistent with that classification, and revise your disclosures, as necessary Refer to ASC 320-10. If it is another asset, tell us what specific accounting guidance you relied upon, reclassify the amount on the balance sheet, and revise your disclosures accordingly.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that the right to receive payment from SMC is not debt, and has never been recorded as such. In order to avoid confusion, the Company has changed the defined term “SMC Debt” to “SMC Receivable” throughout the Registration Statement to clarify that the SMC Receivable has never been classified as debt on any Company financial statements. For the avoidance of doubt, the SMC Receivable was classified as debt on SMC’s financial statements. The SMC Receivable has been properly recorded as an investment by the Company under the guidelines of ASU 2016-01, as described in the last paragraph of Note 9 on page F-61 of the Registration Statement.

Chang-Hyuk Kang

Hanryu Holdings, Inc.

December 28, 2022

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Matthew Ogurick at (212) 536-4085.

Very truly yours,

/s/ Chang-Hyuk Kang
Chang-Hyuk Kang, Chief Executive Officer

cc:	Matthew Ogurick, Esq. of K&L Gates LLP